

10027381

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53735

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 North Tryon Street, Suite 5400
_____
(No. and Street)

Charlotte   NC   28202
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan   (704) 333-0528
                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
_____
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516   Charlotte   NC   28211
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ Patrick J. Ryan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ McColl Partners, LLC _____ , as

of _____ December 31 _____ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public
Katherine Whetstone

My commission expires.
Feb. 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

                                                                                          Page

Independent Auditors' Report..1

Financial Statements:

  Statements of Financial Condition 2

  Notes to Financial Statements ....3 - 5



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company"), a wholly-owned subsidiary of McColl Group, LLC, as of December 31, 2009 and 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 15, 2010

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2009 and 2008
(Confidential Treatment Requested)

Assets

	2009	2008
Cash	$ 3,683,505	$ 6,871,266
Certificates of deposit	1,304,319	-
Short-term investments	-	3,500,000
Accounts receivable, net of allowance for doubtful accounts	481,797	334,928
Prepaid expenses	106,524	113,328
Property and equipment, net of accumulated depreciation	328,917	439,045
Total assets	$ 5,905,062	$11,258,567

Liabilities and Member's Equity

	2009	2008
Compensation payable	$ 845,750	$ 1,341,550
Deferred revenue	489,474	502,833
Accounts payable and other liabilities	481,363	490,501
Total liabilities	1,816,587	2,334,884
Member's equity	4,088,475	8,923,683
Total liabilities and member's equity	$ 5,905,062	$ 11,258,567

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2009 and 2008
(Confidential Treatment Requested)

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of less than three months at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificates of deposit – Certificates of deposit include various certificates of deposit with an original maturity of three months or greater.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $170,477 and $126,056 at December 31, 2009 and 2008, respectively. The allowance for doubtful accounts was $302,224 and $265,027 at December 31, 2009 and 2008, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Short-term investments – Short-term investments at December 31, 2008 included US Treasuries and Auction-Rate Securities. In January 2009, the Auction-Rate Securities were completely liquidated for $1,500,000, which was the carrying value at December 31, 2008.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $521,467 and $416,027 at December 31, 2009 and 2008, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2009 and December 31, 2008 represents retainer fees paid for advisory services to be rendered in 2010 and 2009, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2009.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events – The Company evaluated the effects subsequent events would have on the financial statements through February 15, 2010, which is the date the financial statements were available to be issued.

3. Commitment and Contingencies

The Company leases the Charlotte, NC office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

During October 2008, the Company began leasing a Dallas, TX office under an operating lease. The lease has an escalating rent clause of 3.1% in the second year. The lease has a term of 24 months.

4. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

5. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

6. Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

> Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

> Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has periodically held short-term investments of Auction-Rate Securities ("ARS") which are measured at fair value on a recurring basis. The Company held ARS at December 31, 2008. The ARS fell into the Level 2 category under the guidance of FASB ASC 820.

At December 31, 2009 the Company holds various certificates of deposits with maturity dates greater than three months from the date of purchase. The certificates of deposit fall into the level 1 category under FASB ASC 820. The original cost of both of these categories of assets approximates their fair value.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of
The McColl Group LLC)
Charlotte, North Carolina

Statements of Financial Condition

December 31, 2009 and 2008